Can-Fite Executes Confidentiality Agreements with Pharmaceutical and Biotechnology Companies with Respect to Potential CF101 Commercialization Negotiations

Can-Fite expects to release data from its Phase IIb CF101 study in Rheumatoid Arthritis at the end of 2013

Petach Tikva, Israel - November 04, 2013 - Can-Fite BioPharma Ltd. (TASE: CFBI), (OTCQB: CANFY), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today that it executed confidentiality agreements with 10 established pharmaceutical and biotechnology companies with respect to potential negotiations for the commercialization of CF101 for the treatment of autoimmune inflammatory indications. As previously indicated, Can-Fite expects to release the clinical data from its Phase IIb CF101 study in Rheumatoid Arthritis during the last two weeks of 2013.

“We look forward to the data release from the Phase IIb advanced clinical study of CF101 for the treatment of Rheumatoid Arthritis. The company is also excited about the interest expressed by the pharmaceutical and biotechnology companies with which it recently executed confidentiality agreements,” stated Can-Fite’s Chief Executive Officer, Dr. Pnina Fishman.

CF101 is the most advanced drug candidate in Can-Fite’s pipeline and is currently being developed for the treatment of autoimmune inflammatory indications including Rheumatoid Arthritis (Phase IIb) and Psoriasis (Phase II/III). According to GlobalData, the global Rheumatoid Arthritis market in 2010 was approximately $12 billion and is estimated to increase to $18 billion by 2020. The psoriasis market has been estimated by GlobalData at $3.3 billion in 2010 and is likewise estimated to increase to $6.7 billion by 2018.

As previously announced by Can-Fite on October 15, 2013, the CF101 drug, as developed by Can-Fite, was recently selected as one of the “Top Autoimmune/Anti-Inflammatory Disease Projects to Watch” by Elsevier Business Intelligence, the publisher of In Vivo and The Pink Sheet, and a global leader in the field of healthcare industry information. Many companies selected by Elsevier in previous years have gone on to establish major partnerships with large pharmaceutical companies.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the “TASE”) (TASE: CFBI). Level II American Depository Receipts of Can-Fite are traded on the U.S. Over-the-Counter Markets (the “OTC Markets”) (OTCQB: CANFY). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and are suggested as a biological predictive marker. Can-Fite’s lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases.  Can-Fite’s CF102 drug candidate is being developed for the treatment of liver diseases and its CF602 drug is being developed for the treatment of inflammation and sexual dysfunction.  To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously licensed its activity in the ophthalmic field to OphthaliX Inc., in which it holds a controlling interest and which is currently listed on the OTC Markets (OTCQB: OPLI).

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the “SEC”), press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite’s filings with the SEC and in its periodic filings with the TASE.

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